Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Third Quarter 2019

November 21, 2019

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Hamilton, Bermuda, November 21, 2019 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended September 30, 2019.

Highlights

▪	Net income of $36.7 million and earnings per share of $0.26 for the third quarter of 2019 compared with net loss of $33.1 million and loss per share of $0.23 for the second quarter of 2019.
▪	Adjusted EBITDA[1] of $81.1 million for the third quarter of 2019, compared with $21.5 million for the second quarter of 2019.
▪	Took delivery of two chartered-in 103,000 dwt ice-class vessels on index-linked time charters.
▪
Joint venture agreement signed between Golden Ocean, Trafigura and Frontline to establish a leading global supplier of marine fuels and made further investment in Singapore Marine, a dry bulk freight operator.

▪	Completed refinancing of the $284 million loan facility financing 15 vessels at attractive terms.
▪	Agreed with SFL Corporation a charter amendment for seven Capesize vessels whereby SFL will fund the scrubber investments previously announced by the Company in exchange for increased charter rates.
▪	Acquired 125,000 shares in the third quarter and an additional 380,000 shares so far in the fourth quarter under the share buy-back program announced in December 2018.
▪	Announced a cash dividend of $0.15 per share for the third quarter of 2019.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

“Our strong performance in the third quarter is the result of our strategic decision to gear our fleet towards modern, fuel-efficient vessels in the vessel segments that offer the greatest leverage during periods of market strength. While the market has eased as the fourth quarter has progressed, rates are still well above our highly competitive cash break-even levels, and we are pleased with our results thus far. The competitive advantage of our fleet will become more pronounced with the implementation of the upcoming IMO2020 regulations, which are widely expected to positively impact the market and help to drive cash flow going forward.“

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:

“We are pleased to announce that we have been able to refinance a loan facility for 15 vessels at attractive terms with reputable shipping banks. The loan has a five year tenor with a 20-years age adjusted profile and eliminates our refinancing needs until 2021. Combined with a total financing of approximately $45 million of our scrubber investment this gives the Company a high degree of financial flexibility for the coming year.“

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Fleet Development

In September and October 2019, the Company took delivery of two 2019-built 103,000 dwt ice-class vessels, the MV Admiral Schmidt and the MV Vitus Bering chartered in on index-linked time charters each with firm periods of three years, with four annual options, in our favour, to extend the lease.

As of the date of this report, the Company’s fleet consists of 79 vessels, with an aggregate capacity of approximately 10.9 million dwt. The Company’s fleet consists of:

(i)	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
(ii)	Eight Capesize vessels under operating leases with a profit-sharing arrangement;
(iii)	Two 103,000 dwt ice-class vessels under operating lease
(iv)	One Panamax vessel under a finance lease; and
(v)	One Supramax vessel under an operating lease.

Since issuing its earnings report for the quarter ended June 30, 2019, the Company has taken the following additional coverage:

For Capesize vessels:
(i)	Entered into a time charter contract for one scrubber fitted vessel at $25,000 per day for 15/19 months commencing at the end of this year; and
(ii)	Entered into index linked time charter contracts for three non-scrubber fitted vessels for 11/13 - 13/15 months at 123.5% of an index with multiple conversion clauses to convert to fixed rate.

For Panamax vessels:
(i)	Entered into four time charter contracts for the winter season at an average rate of $14,750 per day.

The Company's coverage for 2020 and onwards (including forward freight agreements) as of the date of this report is as follows:

For Capesize vessels:
(i)	Equivalent of two vessels at fixed rate for 2020 at $22,750 per day; and
(ii)	Equivalent of two vessels on floor/ceiling contracts for 2020.

For Panamax vessels:
(i)	Equivalent of 10 vessels on time charters that expire between second quarter 2020 and the end of 2021 at an average gross rate of $18,200 per day.

The remaining fleet of vessels is trading in the spot market, on index linked contracts, in spot pools or on short term charters.

As of the date of this report, the Company has completed five of the 23 planned installations of exhaust gas cleaning systems (“scrubbers”) on certain of its Capesize vessels and expects four more to be completed by the end of 2019. The remaining installations are expected to be completed by the second quarter of 2020.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Corporate Development

During the third quarter of 2019, the Company made an additional investment of $9.5 million in Singapore Marine Pte Ltd. (“Singapore Marine”), a dry bulk freight operator, increasing our ownership interest to approximately 17.8%. In the third quarter of 2019 Singapore Marine acquired Swiss Marine, a privately owned freight operator founded in 2001 that transported over 120 million metric tons of cargo in 2018. Golden Ocean has made a total equity investment of $19.5 million in Singapore Marine and made $10.7 million in shareholder loan to Singapore Marine.

Golden Ocean, together with Frontline Ltd (Frontline, NYSE: FRO), has signed a joint venture agreement with companies in the Trafigura Group (“Trafigura”) to establish a leading global supplier of marine fuels (the “JV”), pursuant to which Golden Ocean will take a 10 percent and Frontline a 15 percent interest in the JV, respectively. Trafigura is contributing its existing physical bunkering activities to the JV.  The JV is expected to commence operations before the end of this year, and will act as the exclusive supplier of marine fuels to Golden Ocean and to certain entities affiliated with Hemen Holding Ltd, Golden Ocean’s largest shareholder, and will also supply other third party customers.

In November 2019, the Company completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019 and financed 15 vessels. A new $155.3 million term loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks for the $284.0 million facility. The new loan facility has a tenor of five years and a 20-year age adjusted repayment profile. The interest rate of the new loan is LIBOR plus a margin of 210 bps.

During the third quarter of 2019, the Company acquired an aggregate of 125,000 shares in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange at an aggregate purchase price of $0.7 million. As of the date of this report, the Company has repurchased a total of 1,300,000 shares under its share buy-back program, including 380,000 shares purchased thus far in the fourth quarter of 2019.

In the fourth quarter of 2019, the Company agreed a charter amendment with SFL Corporation Ltd (“SFL”) to fund the installment of scrubbers previously announced on seven of the Capesize vessels currently on charter from SFL. The expected capital expenditure to be funded by SFL will be approximately $17.5 million, and will be repaid through increased charter rates from 1 January 2020 to 30 June 2025.

As of September 30, 2019, the Company had 144,272,697 issued and outstanding common shares, each with a par value of $0.05. For the three and nine months ended September 30, 2019, the weighted average number of common shares outstanding were 143,511,937 and 143,628,154, respectively. The Company's 870,000 treasury shares, held at the end of the third quarter, have been weighted for the portion of the period they were outstanding.

The Company announced today a cash dividend for the third quarter of 2019 of $0.15 per share. The record date for the dividend will be December 3, 2019. The ex-dividend date is expected to be December 2, 2019, and the dividend will be paid on or about December 18, 2019.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Third Quarter 2019 Results

Third quarter 2019 income statement

The Company reported net income of $36.7 million and earnings per share of $0.26 for the third quarter of 2019, compared with a net loss of $33.1 million and a loss per share of $0.23 for the second quarter of 2019.

Adjusted EBITDA2 was $81.1 million for the third quarter of 2019, an increase of $59.6 million from $21.5 million for the second quarter of 2019.

Operating revenues amounted to $219.3 million in the third quarter of 2019, an increase of $103.5 million from $115.8 million in the second quarter of 2019. The increase in revenues was driven by significantly stronger market conditions in the third quarter of 2019 compared to the second quarter of 2019. Voyage expenses increased by $24.8 million in the third quarter of 2019 compared with the second quarter of 2019 primarily as a result of an increase in fixtures on voyage charter compared to time charter contracts. The Company achieved an average TCE3 rate for the fleet of $19,727 per day in the third quarter of 2019 compared with $11,629 per day in the second quarter of 2019.

Ship operating expenses amounted to $45.8 million in the third quarter of 2019 compared with $48.7 million in the second quarter of 2019. As a result of the adoption of the new lease standard on January 1, 2019, the service element of vessels chartered in on time charter is reported as ship operating expenses. In the third quarter of 2019, ship operating expenses comprised $37.9 million in running expenses ($37.5 million in the second quarter), $1.6 million in dry docking expenses related to four vessels ($6.7 million related to eight vessels in the second quarter) and $6.3 million related to estimated ship operating expenses on time charter in contracts ($4.7 million in the second quarter).

Charterhire expenses were $36.5 million in the third quarter of 2019 compared with $15.8 million in the second quarter of 2019. The increase in Charterhire expenses was a result of increased physical trading activity during the third quarter of 2019 in combination with higher rates. Administrative expenses were stable at $3.3 million compared to the second quarter of 2019. Depreciation was $23.3 million in the third quarter of 2019 compared with $24.0 million in the second quarter of 2019.

Net interest expense was $13.3 million in the third quarter of 2019, compared with $14.2 million in the second quarter of 2019. The decrease in net interest expense was primarily the result of a decrease in LIBOR and the impact of a full quarter of lower margins on debt refinanced in the second quarter of 2019. In the third quarter of 2019, the Company recorded a $6.1 million net loss on derivatives. This comprised a $2.4 million loss on the Company's USD interest rate swaps due to falling forward USD interest rates, a loss of $2.8 million on forward freight derivatives and a loss of $0.9 million related to bunker and foreign currency hedges.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Cash Flow and Balance Sheet as of 30 September 2019

Total cash, cash equivalents and restricted cash was $139.3 million as of September 30, 2019, a decrease of $24.0 million compared to June 30, 2019. The Company generated positive operating cash flow of $45.8 million in the third quarter of 2019 after taking account the impact of negative change in working capital of $20.0 million. In addition to timing, the change in working capital was primarily driven by a change in the Company's chartering activity during the third quarter of 2019 that involved more ships trading on voyage charters relative to the second quarter of 2019. The Company expects that the change in working capital will partially reverse in the fourth quarter of 2019. Total net cash used in investing activities was $32.1 million and was primarily related to a $9.5 million equity investment in Singapore Marine and a payment of a $10.7 million shareholder loan to Singapore Marine. In addition, the Company paid $10.6 million and $1.4 million related to installations of scrubbers and ballast water treatment systems, respectively.

Net cash used in financing activities was $37.7 million. This included ordinary debt repayments of $21.2 million, $14.4 million paid in dividends and payments related to other financing activities of $2.2 million.

As of September 30, 2019, long-term debt was $1,042.2 million and the current portion of long-term debt was $84.8 million. In November 2019, the Company completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019. As a result of this refinancing with the new $155.3 million loan facility, $145.6 million has been classified as non-current as of September 30, 2019.

In the third quarter of 2019, the Company took delivery of the MV Admiral Schmidt, a 2019-built 103,000 dwt ice-class vessel, chartered in on time charter for a firm period of three years. In connection with this charter, the Company recognized a right of use asset and a corresponding lease liability of $16.1 million. As of September 30, 2019 and in connection with its operating leases, the Company recorded right of use assets of $210.5 million in total and total lease obligations of $198.0 million, of which $28.1 million was classified as current.

2Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.
3TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

The Dry Bulk Market

Freight rates in the third quarter of 2019 increased significantly compared to the previous quarter, and the Baltic Dry Index recorded the highest average rates since the fourth quarter of 2010. The table below summarizes gross rates as reported by the Baltic Exchange for the indicated time periods:

$/DAY (GROSS)	Q3-19	Q2-19	Q3-18
Capesize (CS5TC)	29,365	11,372	22,206
Panamax (PM4TC)	16,014	9,521	12,118
Supramax (SM10TC)	12,511	8,485	11,853

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) improved by 7.0% in the third quarter of 2019 to 90.5%, according to Maritime Analytics. According to the same source, total seaborne transportation of dry bulk goods was 1,211 mt in the third quarter of 2019, compared to 1,146 mt in the second quarter of 2019 and 1,177 mt in the third quarter of 2018.

Global steel production saw lower growth in the third quarter of this year compared to the previous two quarters. Growth in Chinese steel production was down to 5.5% after 9 months with growth close to 10% on average. Steel production outside of China was in contraction in the third quarter of 2019. The drop in steel production in China was most significant in September and is also reported to be in slight contraction year over year in October, after twenty-one months of consistent growth. Looking ahead there is expected some close down ahead of winter curbs, which will improve steel margins and this favor more efficient production with imported higher quality iron ore. Steel stockpiles are dropping, indicating that steel produced is still being consumed. A lot of research is pointing to the expectations for further stimuli, which in turn should stimulate continued steel production and consumption ahead. Iron ore imports have increased into China year over year for the last four months. Iron ore stockpiles have begun to slowly increase, but remain at levels much lower than a year ago. Export volumes from Australia have been consistently strong, and Australian miners are being active in the market. Vale has faced challenges bringing lost production back online, leading to lower export from Brazil and higher pricing. Brazilian exports are ultimately expected to return to and then exceed levels seen last year before the production halt occurred.

Seaborne transportation of coal increased by more than 6% in the third quarter of 2019 compared to the previous quarter, which also increased compared to the first quarter of 2019 and represented the highest amount recorded in a single quarter. Imports to China increased to 86 million tons in the quarter. While this marked a historical high, the strong increase was likely driven by elevated imports ahead of expected import restrictions in the last two months of the year. Notably, Chinese electricity production continued to grow in the third quarter of 2019, increasing by 5% compared to the third quarter of 2018, equaling the annual growth rate reported in the second quarter. Thermal power generation increased by around 4% and hydro-power production increased by 2.5%, and with thermal power increasing towards the end of the quarter when hydro-power production has been slowing off. Unlike in previous quarters, coal imports to India declined, while imports to Japan and South Korea rebounded.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Growth in transportation of agribulks increased by 1.1% in the third quarter of 2019 compared to the prior quarter and by 3.2% compared in the third quarter of 2018. Transportation of other bulks also grew by around 1% compared with the previous quarter following a steep increase at the start of the year.

The global fleet of dry bulk vessels amounted to 855 million dwt at the end of the third quarter of 2019. Deliveries in the third quarter of 2019 totaled 10.6 million dwt, similar to the 9.9 million dwt delivered during the second quarter of 2019 and up from the first quarter of the year. This is contrary to normal delivery patterns where a larger portion of newbuilding vessels are generally delivered earlier in the year. The order book for vessels scheduled to be delivered in the fourth quarter of 2019 is 18.5 million dwt. It is highly unlikely that the full amount will be delivered this year based on volumes of deliveries in the last several quarters and the industry’s practice to slow deliveries towards the end of the year. Based on expected slippage in the 2019 orderbook and current projections for 2020, we expect to see fleet increase through 2020 before deliveries begin to slow significantly. The total order book is currently 86 million dwt, or 10% of the global fleet.

In a strong rate environment, the likelihood of vessel scrapping diminishes. Early this year, however, we saw how quickly owners were willing to dispose of vessels when rates rapidly weakened. This represents the market’s organic way of rebalancing capacity. In 2019, approximately 5.7 million dwt, or 0.7% of the fleet, has been sold for scrap thus far, with the majority of scrapping occurring in March and April, when market rates were very depressed. Twenty-three Capesize vessels with an average age of approximately 23 years have been scrapped thus far this year, compared to 51 vessels delivered. Looking further ahead, we expect that older, less fuel-efficient vessels will have a higher likelihood of being removed from trading, particularly if their owners have not chosen to fit them with scrubbers. These vessels will need to consume more costly, compliant fuels and will also be required to undergo dry dockings that may include additional capital expenditures for ballast water treatment systems. In the Capesize vessel class, there are 65 vessels that will be over 20 years of age by the end of this year, representing 15.5 million dwt, or 4.5% of the total Capesize fleet, and 240 Capesize vessels, or 46.5 million dwt, that will be 15 years of age or above.

Along with the improved rate environment in the third quarter, activity in the sales and purchase market also increased somewhat for an intermediate period. The majority of sales and purchase activity has been focused on medium to older vessels primarily in the Panamax and Supramax markets. There have been very few transactions reported in the Capesize market. There was also very little new ordering in the third quarter of the year, and newbuilding prices are slightly down quarter over quarter, thus the ship yards are having shorter backlogs. Thus far in 2019, approximately 15.8 million dwt has been ordered, which on an annualized basis is a reduction of 50% compared to the almost 40 million dwt ordered in 2018. The delivery schedule beyond 2021 is thin, and we expect yards to become more aggressive with pricing to induce new orders. Owners however are reluctant to place new orders as there is uncertainty regarding which propulsions systems and fuel technologies will become mainstream in the future. Vessels being built to current specifications have the potential to become obsolete earlier than anticipated.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Strategy and Outlook

Rates observed in the third quarter of 2019 were the highest since the fourth quarter of 2010 for both the Capesize and the Panamax markets. We are pleased to see that this have translated into a very profitable quarter and that the Company’s results improved by nearly 70 million from the previous quarter. We believe this demonstrates the earnings potential of a modern, fuel-efficient fleet significantly geared towards Capesize vessels, the segment with the greatest leverage to improving market conditions.  Additionally, the Company’s competitive cash break-even levels create a high degree of earnings sensitivity. For example, each $1,000 increase in average rates across the Company’s fleet results in more than $25 million in incremental earnings per year. Conversely, our break-even levels help to insulate the Company from periods of market weakness.  While freight rates have weakened as the fourth quarter of 2019 has progressed, they are still well in excess of break-even levels.

The Company maintains a very strong balance sheet, with a high level of liquidity and very attractive financing.  This has enabled us to make continuous investments in scrubber installations as well as further investments in Singapore Marine. Of equal importance, we have remained committed to returning value to our shareholders. The Company has, including this quarter, paid dividends for eight consecutive quarters, and has repurchased 1.3 million shares under the buy-back program authorized in December 2018. We are pleased to announce our intention to renew the share buy-back program when the existing program expires in December and we will continue to make opportunistic repurchases of shares when appropriate.

The Board of Directors has decided to declare a dividend of $0.15 per share for the quarter. The Company remains focused on maintaining its healthy balance sheet and is committed to use of capital in a disciplined manner. During the fourth quarter, the Company continued to enhance its financial profile through the refinancing of one of its loan facilities at attractive terms, rolling the current debt at par value and pushing maturities out in time. We believe this demonstrates our standing in the lending community and our continued ability to source attractively priced capital, to the benefit of our shareholders.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 20, 2019

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

Forward-Looking Statements

Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F for the year ended December 31, 2018.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2019

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Operating revenues
Time charter revenues	88,196	64,578	87,768	216,335	247,413
Voyage charter revenues	130,713	50,806	101,097	243,581	231,118
Other revenues	426	396	391	1,212	1,556
Total operating revenues	219,335	115,779	189,257	461,128	480,087

Gain (loss) on sale of assets and amortization of deferred gains	—	—	65	—	194
Other operating income (expenses)	563	1,873	749	3,379	1,798

Operating expenses
Voyage expenses and commissions	57,661	32,905	54,533	124,766	117,978
Ship operating expenses	45,755	48,707	36,699	136,573	113,128
Charter hire expenses	36,457	15,828	21,022	68,072	67,720
Administrative expenses	3,260	3,276	3,621	10,066	10,977
Impairment loss on vessels	—	—	—	—	1,080
Depreciation	23,327	23,978	23,345	70,180	68,815
Total operating expenses	166,461	124,693	139,220	409,657	379,698

Net operating income (loss)	53,438	(7,041)	50,851	54,850	102,381

Other income (expenses)
Interest income	847	1,093	2,011	3,622	5,167
Interest expense	(14,159)	(15,307)	(19,298)	(46,470)	(55,805)
Gain (loss) on derivatives	(6,124)	(13,296)	1,290	(16,341)	9,221
Equity results of associated companies	59	3	172	237	497
Other financial items	2,676	1,500	271	362	(475)
Net other (expenses) income	(16,701)	(26,007)	(15,553)	(58,590)	(41,395)
Net income (loss) before income taxes	36,737	(33,048)	35,298	(3,740)	60,986
Income tax expense (credit)	38	38	13	113	38
Net income (loss)	36,699	(33,086)	35,285	(3,853)	60,948

Per share information:
Earnings (loss) per share: basic and diluted	$0.26	$-0.23	$0.24	$-0.03	$0.42

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	September 30, 2019	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	69,454	97,937	305,352
Restricted cash	17,702	19,612	20,272
Other current assets	186,409	148,061	135,611
Total current assets	273,565	265,611	461,234
Restricted cash	52,112	45,708	46,981
Vessels and equipment, net	2,347,087	2,365,773	2,406,456
Finance leases, right of use assets, net³	496	721	1,165
Operating leases, right of use assets, net	210,468	196,827	—
Other long term assets	51,506	28,948	35,519
Total assets	2,935,234	2,903,587	2,951,354

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	84,797	233,668	471,764
Current portion of finance lease obligations	3,250	4,687	5,649
Current portion of operating lease obligations	28,094	22,585	—
Other current liabilities	112,001	90,334	64,087
Total current liabilities	228,142	351,274	541,500
Long-term debt	1,042,246	914,012	877,278
Non-current portion of finance lease obligations	—	—	1,786
Non-current portion of operating lease obligations	169,884	165,084	—
Other long term liabilities	—	—	7,278
Total liabilities	1,440,272	1,430,370	1,427,842
Equity	1,494,962	1,473,217	1,523,512
Total liabilities and equity	2,935,234	2,903,587	2,951,354

³This line item was captioned "Capital lease, net" as of December 31, 2018.

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income (loss)	36,699	(33,086)	35,285	(3,853)	60,948
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	23,325	23,978	23,345	70,178	68,815
Impairment loss on vessels	—	—	—	—	1,080
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(65)	—	(193)
Dividends from associated companies	—	—	—	150	1,096
Equity results from associated companies	(59)	(3)	(172)	(237)	(497)
Amortization of time charter party out contracts	4,722	4,670	4,722	14,011	14,011
Amortization of time charter party in contracts	—	—	(170)	—	(503)
Amortization of convertible bond	—	—	2,500	813	7,503
Other, net	1,130	11,297	(1,171)	17,394	(7,953)
Change in operating assets and liabilities	(19,973)	(3,443)	(643)	(24,122)	(18,479)
Net cash provided by operating activities	45,844	3,413	63,631	74,334	125,828

Investing activities
Additions to newbuildings	—	—	—	—	(144,630)
Proceeds from the sale of vessels	—	—	14,357	—	14,357
Addition to vessels and fixed assets	(11,997)	(8,037)	(1,985)	(20,841)	(10,659)
Proceeds from sale of marketable securities	—	—	—	—	224
Investments in associated companies, net	(9,470)	(10,000)	—	(19,470)	45
Other investing activities, net	(10,657)	44	57	(10,568)	996
Net cash used in investing activities	(32,124)	(17,993)	12,429	(50,879)	(139,667)

Financing activities
Repayment of long-term debt	(21,199)	(238,691)	(30,565)	(444,681)	(211,594)
Proceeds from long term debt	—	225,540	17,007	225,540	270,000
Net proceeds from share issuance	—	—	—	—	210
Net proceeds from share distributions	—	185	—	185	—
Debt fees paid	—	(2,256)	—	(5,174)	(1,200)
Dividends paid	(14,352)	(3,588)	(14,425)	(25,125)	(43,275)
Share repurchases	(721)	(1,109)	—	(3,351)	—
Repayment of capital leases	(1,437)	(1,395)	(1,333)	(4,185)	(3,881)
Net cash provided by (used in) financing activities	(37,709)	(21,314)	(29,316)	(256,791)	10,260
Net change in cash, cash equivalents and restricted cash	(23,989)	(35,894)	46,744	(233,336)	(3,579)
Cash, cash equivalents and restricted cash at start of period	163,257	199,151	321,661	372,604	371,984
Cash, cash equivalents and restricted cash at end of period	139,268	163,257	368,405	139,268	368,405

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Number of shares outstanding
Balance at beginning of period	144,272,697	142,197,697
Shares issued	—	2,050,000
Balance at end of period	144,272,697	144,247,697

Share capital
Balance at beginning of period	7,215	7,111
Shares issued	—	103
Balance at end of period	7,215	7,214

Treasury shares
Balance at beginning of period	(2,643)	—
Share purchases	(2,602)	—
Share distribution	285	—
Balance at end of period	(4,960)	—

Additional paid in capital
Balance at beginning of period	233	454,694
Shares issued	—	17,448
Stock option expense	360	397
Transfer to contributed surplus	—	(472,539)
Balance at end of period	593	—

Contributed capital surplus
Balance at beginning of period	1,786,451	1,378,824
Distributions to shareholders	(25,125)	(43,275)
Transfer from additional paid in capital	—	472,539
Balance at end of period	1,761,326	1,808,088

Other comprehensive income
Balance at beginning of period	—	5,323
Adjustment on adoption of changes in ASC 825	—	(5,323)
Balance at end of period	—	—

Accumulated deficit
Balance at beginning of period	(267,744)	(351,903)
Adjustment on adoption of changes in ASC 606	—	(5,698)
Adjustment on adoption of ASC 825	—	5,323
Adjustment on adoption of ASC 842 (Note 2)	2,485	—
Distribution of treasury shares	(100)	—
Net income (loss)	(3,853)	60,948
Balance at end of period	(269,212)	(291,330)

Total equity	1,494,962	1,523,972
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of implementation of new accounting standards as described below.

On January 1, 2019, the Company adopted ASC 842 Leases which revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard requires lessees and lessors to classify most leases as either financing or operating using principles similar to previous lease accounting. The income statement recognition is similar to previous lease accounting and is based on lease classification. The accounting applied by a lessor under the new guidance is substantially equivalent to previous lease accounting guidance.

The Company adopted the new accounting standard using the modified retrospective transition approach, which allowed the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. As a lessee, the Company currently has three major categories of leases - chartered-in vessels, vessels under finance lease and office leases. The adoption of the new accounting standard resulted in the recognition of operating lease right-of-use assets of $205.3 million and related lease liabilities for operating leases of $198.5 million in Total Assets and Total Liabilities, respectively. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 was recognized as a cumulative-effect adjustment to Total Equity on the Condensed Consolidated Balance Sheet on January 1, 2019.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

In connection with the adoption of ASC 842, the Company elected the package of practical expedients for all its leases that permits the Company not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Additionally, the Company elected not to use the practical expedient of hindsight in determining the lease term.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement, there have been no material differences between the timing and amount of lease expenses recognized under the two accounting methodologies. However, as the Company has not applied the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842, we have a change in presentation in the nine months ended  September 30, 2019 compared to the nine months ended September 30, 2018. For vessels chartered in on time charter, we have reported $13.9 million of the non-lease component, or service element, under ship operating expenses as opposed to charter hire expenses during the nine months ended September 30, 2019.

The Company has also elected as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). As a result, the Company recognizes the lease payments in the income statement on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

For arrangements where the Company is the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. When a lessor, the Company has elected a practical expedient for its time charter contracts and has therefore not separated the non-lease component, or service element, from the lease.

3. Earnings per share

Basic earnings per share amounts for the three and nine months ended September 30, 2019 are based on the weighted average number of shares outstanding of 143,511,937 and 143,628,154, respectively. The Company's 870,000 treasury shares have been weighted for the portion of the period they were outstanding.

For the three months ended September 30, 2019, the total outstanding share options of 495,000 were dilutive under the treasury stock method by 204,845 shares. For the nine months ended September 30, 2019 the total outstanding share options were anti-dilutive.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $20.9 million as of September 30, 2019. Operating revenues and net income in the three and six months ended September 30, 2019, have been reduced by $4.7 million and $14.0 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net

In the nine months ended September 30, 2019, the Company capitalized $5.1 million in total in relation to the installation of ballast water treatment system on six of its owned vessels and $6.0 million in relation to the installation of scrubbers on two of its owned vessels.

6. Leases

As of September 30, 2019, the Company had one vessel, the Golden Eclipse, classified as a finance lease. The bareboat charter for this vessel expires in April 2020.

As of September 30, 2019, the Company had leased in eight vessels from SFL Corporation Ltd. ("SFL") and two vessels from unrelated third parties, all of which had an initial duration above 12 months. All of these vessels are leased under long-term time charters classified as operating leases. In addition, the Company has two operating leases for its offices in Oslo and Singapore.

For the eight Capesize vessels leased from SFL, the daily time charter rate is $17,600, of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in a current daily rate of $18,559 and the Company incurred  $0.3 million in profit share expense in third quarter of 2019. The Company has a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement that reduced the daily rate to $11,200 from $13,200 for a two year period from February 20, 2016 to February 20, 2018, the Company will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor up to $1.75 million  in the aggregate, and any such payments will reduce the amount of payment due on or about February 20, 2022 by a corresponding amount. As of the third quarter of 2019, no such index linked compensation has been paid.

In the third quarter of 2019, the Company took delivery of the MV Admiral Schmidt, a 2019 built 103,000 dwt ice-class vessel, chartered in on time charter for a firm period of three years, with four annual options in our favour, to extend the lease. The contract has been determined to be an operating lease with a lease term of three years. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day.

The Company's right of use assets for its long term operating leases were as follows:

(in thousands of $)	Ship Finance Leases	Golden Hawk Lease	Admiral Schmidt Lease	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	198,405	3,844	—	3,079	205,328
Additions	2,295	—	16,098	—	18,393
Amortization	(11,913)	(767)	(265)	(308)	(13,253)
September 30, 2019	188,787	3,077	15,833	2,771	210,468

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. For the time charter contracts, a non-lease component, or service element has been determined which is reported under ship operating expenses. The amortization of right of use assets relating to office leases is reported under administrative expenses in the statement of operations. In 2019, the Company has recorded a total of $2.3 million in installation costs of ballast water equipment on its SFL leases.

The Company's lease obligations for its long term operating leases were as follows:
(in thousands of $)	Ship Finance Leases	Golden Hawk Lease	Admiral Schmidt Lease	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	185,816	9,567	—	3,079	198,462
Additions	—	—	16,098	—	16,098
Repayments	(14,172)	(1,741)	(250)	(527)	(16,690)
Foreign exchange translation	—	—	—	108	108
September 30, 2019	171,644	7,826	15,848	2,660	197,978
Current portion	19,885	2,444	5,178	587	28,094
Non-current portion	151,759	5,382	10,670	2,073	169,884

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In the third quarter of 2019, the Company recognized a mark to market gain of $3.2 million based on the development of Scorpio Bulkers Inc's share price. The mark to market gain is reported under other financial items in the Company's condensed consolidated statements of operations. In addition, the Company received $44,000 in dividends from this investment in the third quarter of 2019.

In the third quarter of 2019, the Company increased its investment in Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator, by $9.5 million. The Company has made an equity investment for a total of $19.5 million in Singapore Marine for an ownership of 17.8%. As a result of the increased investment during the third quarter of 2019, the Company determined that it had significant influence over Singapore Marine and started accounting for the investment under the equity method. The Company has also provided a $10.7 million subordinated shareholder loan with a five-year term to Singapore Marine which was fully drawn during the third quarter of 2019.

8. Long-term debt

In January 2019, the Company repaid in full, using available cash, the net outstanding $168.2 million of its 3.07% $200 million Golden Ocean Group Limited Convertible Bond at maturity on January 30, 2019.

In February 2019, the Company extended its $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 250 bps and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In the second quarter of 2019, the Company entered into new $93.75 million and $131.79 million credit facilities to refinance its obligations under three non-recourse loan facilities: a $102.7 million credit facility, a $73.4 million credit facility and a $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017.

As of September 30, 2019, long-term debt was $1,042.2 million and the current portion of long-term debt was $84.8 million. With reference to Note 12 Subsequent events, the Company has completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019 with a new $155.3 million term loan facility. As a result of this refinancing, $145.6 million has been classified as non-current as of September 30, 2019.

9. Share capital

As of September 30, 2019, the Company had 144,272,697 issued common shares and holds 870,000 treasury shares, each with a par value of $0.05.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

10. Related party

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 Leases, the Company leased eight vessels from SFL during the first nine months of 2019.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7 Equity securities, in the third quarter of 2019 Singapore Marine drew down on a $10.7 million subordinated shareholder loan of with a five-year term made available by the Company.

11. Commitment and contingencies

The Company has agreements to purchase 23 exhaust gas scrubbers (“scrubbers”) to be installed on certain of its Capesize vessels. The Company's intention is to install the scrubbers during routine dry dockings, the majority of which are scheduled for 2019 or early 2020. As of September 30, 2019, the Company's estimated remaining financial commitments in relation to the scrubber installations were $19.3 million, excluding installation costs.

As of September 30, 2019, we had committed to install ballast water treatment systems on seven of our vessels with an estimated remaining financial commitment, excluding installation costs, of $2.8 million.

12. Subsequent events

In October 2019, the Company took delivery of the Vitus Bering, a 2019 built 103,000 dwt ice-class vessel, chartered in on time charter for a firm period of three years, with four annual options in our favour, to extend the lease. The contract has been determined to be an operating lease with a lease term of three years. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day.

In November 2019, the Company completed the refinancing of its $284.0 million loan facility that was scheduled to mature in December 2019 and financed 15 vessels. A new $155.3 million term loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks for the $284.0 million facility. The new loan facility has a tenor of five years and a 20-year age adjusted repayment profile. The interest rate of the new loan is LIBOR plus a margin of 210 bps.

In the fourth quarter of 2019, the Company agreed a charter amendment with SFL to fund the installment of scrubbers previously announced on seven of the Capesize vessels currently on charter from SFL. The expected capital expenditure to be funded by SFL will be approximately $17.5 million, and will be repaid through increased charter rates from 1 January 2020 to 30 June 2025.

During the fourth quarter of 2019, the Company has thus far acquired 380,000 shares under its share buy-back program.

On November 20, 2019, the Company's Board of Directors determined to pay a cash dividend to the Company's shareholders of $0.15 per share.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

(in thousands of $)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Net income (loss)	36,699	(33,086)	35,285	(3,853)	60,948
Interest income	(847)	(1,093)	(2,011)	(3,622)	(5,167)
Interest expense	14,159	15,307	19,298	46,470	55,805
Income tax expense	38	38	13	113	38
Depreciation	23,327	23,978	23,345	70,180	68,815
Amortization of time charter party out contracts	4,722	4,670	4,722	14,011	14,011
Amortization of time charter party in contracts	—	—	(170)	—	(503)
Earnings before Interest Taxes Depreciation and Amortization	78,098	9,814	80,482	123,299	193,947
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(65)	—	(194)
Impairment loss on vessels	—	—	—	—	1,080
(Gain) loss on derivatives	6,124	13,296	(1,290)	16,341	(9,221)
Other financial items	(3,104)	(1,604)	(281)	(1,400)	549
Adjusted Earnings before Interest Taxes Depreciation and Amortization	81,118	21,506	78,846	138,240	186,161

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Total operating revenues	219,335	115,779	189,257	461,128	480,087
Add: Amortization of time charter party out contracts	4,722	4,670	4,722	14,011	14,011
Add: Other operating income (expenses)	563	1,873	749	3,379	1,798
Less: Other revenues*	426	396	391	1,212	1,556
Net time and voyage charter revenues	224,194	121,926	194,337	477,306	494,340
Less: Voyage expenses & commission	57,661	32,905	54,533	124,766	117,978
Time charter equivalent income	166,533	89,021	139,804	352,540	376,362

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.

TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Time charter equivalent income	166,533	89,021	139,804	352,540	376,362

Fleet available days	8,674	7,916	7,939	24,029	23,443
Fleet offhire days	(232)	(261)	(54)	(544)	(201)
Fleet onhire days	8,442	7,655	7,885	23,485	23,242

Time charter equivalent rate	19,727	11,629	17,730	15,011	16,193

GOLDEN OCEAN GROUP LIMITED, THIRD QUARTER 2019